FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/25/2023

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2023 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: April 25, 2023

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces First Quarter 2023 Results

Luxembourg, April 25, 2023 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2023.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with
IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons. This press release includes certain non-IFRS alternative performance measures such as Adjusted EBITDA, Net Cash and Free Cash Flow. The reconciliation of these figures to the most directly comparable IFRS measures is included in Exhibit I.

Summary of First Quarter of 2023 Results

	1Q23	4Q22		1Q22

Steel Shipments (tons)	3,065,000	3,020,000	1%	2,951,000	4%
Iron Ore Shipments (tons)	799,000	891,000	-10%	897,000	-11%
Net Sales ($ million)	3,623	3,546	2%	4,305	-16%
Operating Income ($ million)	357	43	730%	1,059	-66%
Adjusted EBITDA ($ million)	508	303	68%	1,209	-58%
Adjusted EBITDA Margin (% of net sales)	14%	9%		28%
Adjusted EBITDA per Ton ($)	166	100		409
Income Tax Result ($ million)	79	(11)		(179)
Net Income ($ million)	480	59		878
Equity Holders’ Net Income ($ million)	374	40		776
Earnings per ADS[1] ($)	1.91	0.20		3.95
[1] American Depositary Share. Each ADS represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

•Adjusted EBITDA of $508.0 million on steel shipments of 3.1 million tons, with adjusted EBITDA margin of 14% and adjusted EBITDA per ton of $166.
•Equity holders’ net income of $374.4 million, equivalent to earnings per ADS of $1.91.
•Net cash provided by operating activities of $612.3 million and free cash flow of $414.4 million, after capital expenditures of $197.9 million.
•Net cash position of $3.0 billion at the end of March 2023, compared to $2.6 billion at the end of December 2022.
Ternium’s steel shipments in the first quarter of 2023 were 3.1 million tons, up 1% sequentially and 4% over the prior-year first quarter. Shipments in Mexico increased 10% sequentially and 31% year-over-year to 2.1 million tons, a new record high, as the company kept gaining share in the Mexican market.

Demand from Mexican industrial and commercial customers strengthened in the period. Automotive manufacturing continued recovering at a solid pace, supported by pent-up demand and a better supply chain performance. In the commercial market, a restocking trend in the value chain kept contributing to a higher apparent demand for steel products.

Shipments in the Southern Region were down 8% sequentially in the first quarter of 2023, mainly reflecting seasonally lower activity in Argentina. On a year-over-year basis, shipments in the first quarter of 2023 decreased 7% primarily as a result of lower volumes in other countries in the Southern Region, as the company reduced exports from Argentina.

In other markets, shipments decreased 18% sequentially mainly reflecting lower sales of slabs to third parties, as Ternium’s Brazilian slab facility further integrated to the company’s industrial system. On a year-over-year basis, shipments in other markets decreased 42% in the first quarter of 2023, due to lower sales of steel products to finished steel customers and lower shipments of slabs to third parties.

Revenue per ton in the first quarter of 2023 was $1,159, stable sequentially as higher spot steel prices in Mexico were offset by the lagged effect of contract steel prices, which reset at lower levels during the first quarter, and by lower realized prices in the Southern Region. On a year-over-year basis, revenue per ton decreased $268 mainly reflecting lower realized steel prices in Mexico and other markets. Operating income in the first quarter of 2023 was $357.4 million. Ternium’s adjusted EBITDA in the period was $508.0 million with adjusted EBITDA per ton of $166. On a sequential basis, adjusted EBITDA per ton improved $66 in the first quarter of 2023 mainly reflecting lower purchased slab, raw material and energy costs. On a year-over-year basis, adjusted EBITDA per ton decreased $243 due to lower realized steel prices, partially offset by slightly lower cost per ton. Net income in first quarter of 2023 was $479.5 million.

Outlook

Ternium expects EBITDA to increase in the second quarter of 2023 compared to the first quarter of the year, driven by higher steel shipments and anticipated sequential increases in realized prices, following the increase in North American steel market prices during the first quarter of 2023. The company expects cost per ton to continue decreasing sequentially in the second quarter of 2023 as lower-priced raw materials flow through the company’s inventories. Looking forward, the uncertainty regarding economic activity in this market in the second half of 2023 could affect steel prices.

In Mexico, the company expects a sequential increase in steel volumes in the second quarter of 2023 due to market share gains, healthy steel demand in the auto industry, and a restocking in the commercial market. While the auto industry’s supply chain disruptions have eased significantly, with most OEMs planning to increase production, activity in manufacturing industries driven by the U.S. housing market, such as the white goods and HVAC sectors, remains relatively soft.

In Argentina, the company's current view is for shipments to remain relatively stable in the second quarter of 2023. However, the high level of inflation and the significantly unstable macroeconomic environment in the country are expected to negatively impact activity and steel demand in the second half of 2023.

Analysis of First Quarter of 2023 Results

Net sales in the first quarter of 2023 were $3.6 billion, 2% higher than net sales in the fourth quarter of 2022 and 16% lower than net sales in the first quarter of 2022. The following table outlines Ternium’s consolidated net sales for the aforementioned periods:

	Net Sales
$ million	1Q23	4Q22	% change	1Q22	% change

Mexico	2,206	1,954	13%	2,262	-2%
Southern Region	854	950	-10%	895	-5%
Other markets	494	577	-14%	1,054	-53%
Total steel products	3,554	3,481	2%	4,212	-16%
Other products*	69	65	6%	93	-25%

Total steel segment	3,623	3,546	2%	4,305	-16%

Total mining segment	85	96	-11%	103	-17%

Intersegment eliminations	(85)	(96)		(103)

Total net sales	3,623	3,546	2%	4,305	-16%
*The item "Other products" primarily includes electricity sales in Brazil and Mexico.

	Shipments
Thousand tons	1Q23	4Q22	% change	1Q22	% change

Mexico	2,066	1,873	10%	1,574	31%
Southern Region	544	589	-8%	587	-7%
Other markets	455	558	-18%	791	-42%
Total steel segment	3,065	3,020	2%	2,951	4%

Total mining segment	799	891	-10%	897	-11%

	Revenue / ton
$/ton	1Q23	4Q22	% change	1Q22	% change

Mexico	1,068	1,043	2%	1,438	-26%
Southern Region	1,570	1,614	-3%	1,525	3%
Other markets	1,085	1,034	5%	1,333	-19%
Total steel segment	1,159	1,153	1%	1,427	-19%

Total mining segment	106	108	-2%	115	-7%

Cost of sales was $3.0 billion in the first quarter of 2023, representing a decrease of $138.3 million from the fourth quarter of 2022, principally due to a $133.6 million, or 5%, decrease in raw materials and consumables used, mainly reflecting lower purchased slab, raw material and energy costs; partially offset by a 2% increase in steel shipments. Compared to the first quarter of 2022, cost of sales remained stable as a $47.7 million, or 2%, decrease in raw materials and consumables used, mainly reflecting lower purchased slab and raw material costs, was offset by a 4% increase in steel shipments and a $44.2 million increase in other costs, including a $28.0 million increase in labor cost, an $8.0 million increase in services and fees and an $8.3 million increase in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in the first quarter of 2023 were $292.9 million, or 8% of net sales, an increase of $18.4 million compared to SG&A in the fourth quarter of 2022 mainly due to an $11.5 million higher allowance for trade receivables and an $8.4 million increase in labor costs. Compared to the first quarter of 2022, SG&A increased $11.6 million, including a $10.5 million higher allowance for trade receivables and higher labor and services costs, partially offset by a $10.9 million decrease in freight and transportation expenses.

Operating income in the first quarter of 2023 was $357.4 million, or 10% of net sales, compared to operating income of $43.1 million, or 1% of net sales, in the fourth quarter of 2022, and operating income of $1.1 billion, or 25% of net sales, in the first quarter of 2022.

Net financial results were a gain of $7.8 million in the first quarter of 2023. Net financial results in the fourth quarter of 2022 and the first quarter of 2022 were a gain of $8.5 million and a loss of $60.9 million, respectively.

Equity in results of non-consolidated companies was a gain of $34.9 million in the first quarter of 2023, compared to a gain of $18.8 million in the fourth quarter of 2022 and a gain of $58.7 million in the first quarter of 2022.

The income tax result in the first quarter of 2023 was a gain of $79.4 million, mainly due to positive deferred tax results at Ternium’s Mexican subsidiaries, as the Mexican Peso appreciated against the US dollar in the period. Income tax expenses were $11.2 million in the fourth quarter of 2022 and $179.4 million in the first quarter of 2022.

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter of 2023 was $612.3 million. Working capital decreased $218.0 million in the first quarter of 2023 as a result of an aggregate $188.2 million net increase in accounts payable and other liabilities and a $172.6 million decrease in inventories, partially offset by an aggregate $142.8 million increase in trade and other receivables. The inventory value decrease in the first quarter of 2023 was due to a $153.9 million lower steel volume and a $129.0 million lower cost of steel, partially offset by a $110.3 million increase in raw materials, supplies and others.

Capital expenditures in the first quarter of 2023 were $197.9 million. During the period, Ternium advanced diverse projects throughout its main facilities, including those for further improving environmental and safety conditions, and for the development of the new expansion projects.

In the first quarter of 2023, Ternium’s free cash flow was $414.4 million. As of March 31, 2023, Ternium had a net cash position of $3.0 billion, including Ternium Argentina’s total position of cash and cash equivalents and other investments of $1.5 billion.

On April 24, 2023, the Board of Directors of Ternium Argentina approved a dividend in kind of approximately $624 million, payable in U.S. dollar denominated Argentine bonds. On the basis of Ternium’s 62.6% equity participation in Ternium Argentina, Ternium would collect from its subsidiary bonds amounting to approximately $381 million after tax. Considering the impact of foreign exchange restrictions in Argentina, upon collection of the dividend in kind Ternium will reduce the U.S. dollar value of such bonds based on their international market prices.

Conference Call and Webcast

Ternium will host a conference call on April 26, 2023, at 8:00 a.m. ET in which management will discuss first quarter 2023 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

$ million	1Q23	4Q22	1Q22
	(Unaudited)
Net sales	3,623	3,546	4,305
Cost of sales	(2,981)	(3,119)	(2,984)
Gross profit	643	427	1,321
Selling, general and administrative expenses	(293)	(275)	(281)
Other operating income (expense), net	8	(110)	20
Operating income	357	43	1,059

Finance expense	(16)	(18)	(7)
Finance income	41	28	24
Other financial expense, net	(17)	(1)	(79)
Equity in results of non-consolidated companies	35	19	59
Profit before income tax results	400	70	1,057
Income tax results	79	(11)	(179)
Profit for the period	480	59	878

Attributable to:
Owners of the parent	374	40	776
Non-controlling interest	105	19	102
Profit for the period	480	59	878

Consolidated Statement of Financial Position

$ million	March 31, 2023	December 31, 2022

Property, plant and equipment, net	6,294	6,262
Intangible assets, net	957	944
Investments in non-consolidated companies	877	822
Deferred tax assets	224	200
Receivables, net	328	319
Other investments	125	101
Total non-current assets	8,805	8,648

Receivables, net	762	663
Inventories, net	3,298	3,470
Trade receivables, net	1,298	1,181
Other investments	2,522	1,875
Cash and cash equivalents	1,220	1,653
Total current assets	9,099	8,842

Assets classified as held for sale	2	2

Total assets	17,907	17,492

Capital and reserves attributable to the owners of the parent	12,230	11,846
Non-controlling interest	2,023	1,922

Total Equity	14,252	13,768

Provisions	81	81
Deferred tax liabilities	12	163
Other liabilities	570	538
Trade payables	1	1
Lease liabilities	183	190
Borrowings	530	533
Total non-current liabilities	1,377	1,506

Current income tax liabilities	154	136
Other liabilities	363	345
Trade payables	1,357	1,188
Derivative financial instruments	4	1
Lease liabilities	49	49
Borrowings	350	499
Total current liabilities	2,277	2,217

Total liabilities	3,654	3,723

Total equity and liabilities	17,907	17,492

Consolidated Statement of Cash Flows

$ million	1Q23	4Q22	1Q22
	(Unaudited)

Profit for the period	480	59	878

Adjustments for:
Depreciation and amortization	151	160	150
Impairment charge	—	99	—
Equity in results of non-consolidated companies	(35)	(19)	(59)
Changes in provisions	(1)	0	(3)
Net foreign exchange results and others	(7)	(100)	81
Interest accruals less payments/receipts, net	(36)	(34)	2
Income tax accruals less payments	(157)	(90)	(688)
Changes in working capital	218	955	331

Net cash provided by operating activities	612	1,032	692

Capital expenditures	(198)	(159)	(125)
Proceeds from the sale of property, plant & equipment	1	1	0
(Increase) Decrease in other investments	(668)	(444)	82

Net cash used in investing activities	(865)	(602)	(42)

Dividends paid in cash to company’s shareholders	—	(177)	—
Finance lease payments	(14)	(12)	(12)
Proceeds from borrowings	46	61	80
Repayments of borrowings	(196)	(108)	(203)

Net cash used in financing activities	(164)	(236)	(135)

(Decrease) increase in cash and cash equivalents	(417)	194	515

Exhibit I - Alternative performance measures

These non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA equals net income adjusted to exclude net financial results, income tax expense, depreciation and amortization. Adjusted EBITDA equals EBITDA adjusted to exclude the equity in earnings of non-consolidated companies and, in the fourth quarter of 2022, the impairment of Ternium's investment in Ternium Brasil. Adjusted EBITDA per ton equals Adjusted EBITDA divided by steel shipments and Adjusted EBITDA Margin equals Adjusted EBITDA divided by net sales:

$ million	1Q23	4Q22	1Q22

Net income	480	59	878
Adjusted to exclude:
Net financial results	(8)	(9)	61
Income tax results	(79)	11	179
Depreciation and amortization	151	160	150
EBITDA	543	222	1,267
Adjusted to exclude:
Equity in results of non-consolidated companies	(35)	(19)	(59)
Impairment of Ternium’s investment in Ternium Brasil	—	99	—
Adjusted EBITDA	508	303	1,209

Divided by: steel shipments (000 tons)	3,065	3,020	2,951
Adjusted EBITDA per ton ($)	166	100	409

Divided by: net sales ($ million)	3,623	3,546	4,305
Adjusted EBITDA Margin (%)	14%	9%	28%

Free cash flow equals net cash provided by operating activities less capital expenditures:

$ million	1Q23	4Q22	1Q22

Net cash provided by operating activities	612	1,032	692
Less: capital expenditures	(198)	(159)	(125)
Free cash flow	414	873	567

Net cash equals the consolidated position of cash and cash equivalents and other investments less borrowings:

$ billion	March 31, 2023	December 31, 2022

Cash and cash equivalents[2]	1.2	1.7
Plus: other investments (current and non-current)[2]	2.6	2.0
Less: borrowings (current and non-current)	(0.9)	(1.0)
Net cash	3.0	2.6
2    Ternium Argentina’s total position of cash and cash equivalents and other investments amounted to $1.5 and $1.3 billion as of March 31, 2023 and December 31, 2022, respectively.